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                             November 29, 2022

       Jamison Manwaring
       Chief Executive Officer
       NV REIT LLC
       c/o Neighborhood Ventures, Inc.
       5227 N. 7th Street
       Phoenix, AZ 85014

                                                        Re: NV REIT LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted November
18, 2022
                                                            CIK No. 0001947455

       Dear Jamison Manwaring:

                                                        This is to advise you
that we do not intend to review your offering statement.

              Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Mark Roderick, Esq.